Exhibit 4.17

AMENDMENT NO. 2 TO SENIOR CONVERTIBLE PROMISSORY NOTE

This Amendment No. 2 (this “Amendment”) to the Senior Convertible Promissory Note (the “Note”) dated April 21, 2016 is effective as of December 31, 2014 (the “Effective Date”), by and among Loton, Corp., a Nevada corporation (“Borrower”), and Trinad Capital Master Fund, Ltd., a Cayman Island exempted company (“Lender”).

WHEREAS, Borrower and Lender entered into the Note to consolidate the outstanding principal and accrued interest that was owed by Borrower under certain prior loans through the Effective Date and establish an increased line of credit for Borrower on the terms set forth in the Note.

WHEREAS, Borrower and Lender desire to amend the Note as set forth in this Amendment, effective as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree to amend the Note as follows:

1.          Amendment to Maturity Date. Section 1 of the Note is hereby amended in its entirety as follows:

“All outstanding unpaid principal and accrued but unpaid interest (the “Loan Balance”) shall be due and payable on June 30, 2017 or such later date as Lender may agree to in writing (the “Maturity Date”) unless, prior to such date, this Note shall have been prepaid in full pursuant to paragraph 4 or converted in its entirety into common stock of Borrower pursuant to paragraph 5.”

2.          Amendment to Add Warrants.

For extending the due date of the Promissory Note by 365 days, Loton will issue to Trinad Capital five hundred seventy-two thousand four hundred ninety-three (572,493) warrants based on outstanding principal and interest at an exercise price of $0.01 per share with an expiration date of April 21, 2020.

3.          Capitalized Terms. All capitalized terms in this Amendment, to the extent not otherwise defined herein, shall have the meaning assigned to them in the Note.

4.          Continuing Effectiveness. Except as modified by this Amendment, the Note shall remain in full force and effect and no party by virtue of entering into this Amendment is waiving any rights or obligation that it has under the Note, and once this Amendment is executed by the parties hereto, all references to the “Note” in the Note shall refer to the Note as modified by this Amendment.

5.          Successors. The terms and conditions of this Amendment shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto.

6.          Governing Law. This Amendment is governed by the laws of the State of California, without regard to conflict or choice of law principles that would result in the application of any law other than the laws of the State of California.

7.          Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together comprise but a single instrument.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

BORROWER

Loton, Corp.

By:	/s/ Robert S. Ellin
Name:	Robert S. Ellin
Its:	Executive Chairman

LENDER

Trinad Capital Master Fund, Ltd.

By:	/s/ Robert S. Ellin
Name:	Robert S. Ellin
Its:	Director